UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒           ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐              TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 001 – 32205

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CBRE 401 (k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CBRE Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010 and the related notes to these financial statements, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 28, 2012	/s/ GIL BOROK

Gil Borok
Chief Financial Officer (principal financial officer)

Date: June 28, 2012	/s/ ARLIN GAFFNER

Arlin Gaffner
Chief Accounting Officer (principal accounting officer)

CBRE 401(k) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2011	14

NOTE:

All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the
CBRE 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CBRE 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Schedule H, Part IV, Line 4i - schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas

June 28, 2012

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Participant-directed investments - at fair value	$807,944,052	$795,991,047

Receivables:
Notes receivable from participants	11,465,096	10,210,389
Employer contributions	7,407	1,999,888
Employee contributions	272,000	438,068

Total receivables	11,744,503	12,648,345

Cash	1,067,644	401,792

Total Assets	820,756,199	809,041,184

LIABILITIES:
Excess contributions refundable	758,091	561,504

Total Liabilities	758,091	561,504

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS TO CONTRACT VALUE	819,998,108	808,479,680

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,745,291)	—

NET ASSETS AVAILABLE FOR BENEFITS	$818,252,817	$808,479,680

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CHANGES IN NET ASSETS ATTRIBUTABLE TO
Contributions:
Employee deferral contributions	$73,836,674	$64,748,677
Employer contributions	12,549,087	1,999,888
Rollover contributions	5,439,214	3,648,932

Total contributions	91,824,975	70,397,497

Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(35,856,778)	73,270,773
Interest income	682,423	1,616,705
Dividend income	19,555,620	13,687,328

Net investment (loss) income	(15,618,735)	88,574,806

Deductions:
Benefits paid to participants	66,267,906	81,750,794
Administrative expenses	165,197	220,198

Total deductions	66,433,103	81,970,992

NET INCREASE IN NET ASSETS	9,773,137	77,001,311

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	808,479,680	731,478,369

End of year	$818,252,817	$808,479,680

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED

1.                      DESCRIPTION OF PLAN

The following description of the CBRE 401(k) Plan (the “Plan”), formerly known as the CB Richard Ellis 401(k) Plan, provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CBRE Services, Inc. (“CBRE Services”), formerly known as CB Richard Ellis Services, Inc. and a subsidiary of CBRE Group, Inc. (“CBRE Group”), formerly known as CB Richard Ellis Group, Inc. CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to jointly as the “Company”.

General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration—The Plan is administered by the Administrative Committee (the “Committee”) appointed by the Chief Executive Officer (“CEO”) of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the CEO for vendor changes. Effective July 1, 2010, Merrill Lynch Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) replaced The Vanguard Group, Inc. (“Vanguard”) as the Plan’s recordkeeper.

Trustee—Effective July 1, 2010, Bank of America, N.A. (“Bank of America”) serves as trustee for all the Plan’s assets with the exception of the life insurance policies (see Note 5).  Prior to July 1, 2010, Vanguard served as trustee for all of the Plan’s assets with the exception of the life insurance policies (see Note 5).  CBRE Services serves as trustee for the life insurance policies.

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations. The percentage of eligible compensation for contributions of highly compensated employees may be limited by the Committee and the IRC. Participants may invest up to 25% of their plan accounts in the CBRE Stock Fund (“Stock Fund”).  Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans.

Employer Contributions—The Plan allows discretionary matching contributions to the Plan in such amounts as determined by the Company’s management or Board of Directors, as appropriate. The Company had suspended its matching contributions during 2010 due to adverse economic conditions.  However, in March 2011, the Company made a partial retroactive matching contribution of $1,999,888 for the 2010 plan year to eligible participants.  In order to be eligible for the 2010 partial retroactive match, a participant had to participate in the Plan in 2010 and be an active employee on December 31, 2010.  This partial retroactive matching contribution was accrued and reflected as an employer contribution receivable as of December 31, 2010.  As of January 1, 2011, the full match was reinstated.  For the year ended December 31, 2011, the Company matched 50% of its employee’s contributions up to the first 3% of the employee’s annual compensation (up to $150,000 of compensation), which amounted to $12,549,087.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED — (Continued)

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions, and investment earnings or losses thereon, and charged with certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006.  Effective January 1, 2007, Company matching contributions vest 20% per year over five years, except that participants who had been Company employees before April 1, 2007 in at least three calendar years receive immediate vesting in Company contributions.  In addition, participants become fully vested in Company matching contributions upon reaching age 65, permanent disability or death while employed by the Company, except in the case of participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the acquisition of Trammell Crow Company) who become 100% vested upon reaching age 55, regardless of years of service.  Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested.

Forfeited Accounts—At December 31, 2011 and 2010, forfeited nonvested accounts totaled $6,835 and $807,575, respectively. These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2011, nonvested accounts totaling $283,593 were forfeited and accumulated forfeitures from 2011 and previous years totaling $1,084,333 were used to reduce Company contributions.  During the year ended December 31, 2010, nonvested accounts totaling $438,373 were forfeited, of which $228,443 were used to pay administrative expenses/fees.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. All distributions are made in a single lump-sum cash payment equal to the balance of the participants’ or beneficiaries’ accounts.

Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years (for loans entered into prior to July 1, 2010) or five years (for loans entered into on or after July 1, 2010). The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Outstanding loans at December 31, 2011 and 2010 have interest rates ranging from 5.25% to 10.25% and mature on various dates through January 2017.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting.

New Accounting Pronouncements— In January, 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements,” which provides amendments to the FASB Accounting Standards Codification (“ASC”) Subtopic 820-10 that require new disclosures regarding (i) transfers in and out of Level 1 and Level 2 fair value measurements and (ii) activity in Level 3 fair value measurements.  ASU 2010-06 also clarifies existing disclosures regarding (i) the level of asset and liability disaggregation and (ii) fair value measurement inputs and valuation techniques.  As required, in 2010, the Plan adopted the new disclosures and clarifications of existing disclosure requirements, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which became effective for fiscal years

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED — (Continued)

beginning after December 15, 2010, and for interim periods within those fiscal years.  The complete adoption of ASU 2010-06 did not have a material impact on the disclosure requirements for the Plan’s financial statements.

In May 2011, FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  These amendments were issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level 3 fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011, with early adoption prohibited. We do not believe the adoption of this update will have a material impact to the Plan’s financial statements.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. Shares of mutual funds and securities held by the Merrill Lynch Equity Index Trust Tier 13 are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. Life insurance policies are valued at cash surrender value.

Investment contracts held by a defined contribution savings plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Vanguard Retirement Savings Trust is a common/collective trust that was previously an investment option under the Plan.  As of July 1, 2010, all investments held by the Company in the Vanguard Retirement Savings Trust were transferred into the Merrill Lynch Retirement Preservation Trust (“Preservation Trust”).

For the period July 1, 2010 through October 6, 2010, investments held by the Preservation Trust were reported at contract value.  Effective October 6, 2010, the Preservation Trust was approved for termination and commencement of liquidation of its assets, at which point it changed from a stable value fund to a short-term bond fund.  As of December 31, 2010, all investments held by the Preservation Trust were stated at amortized cost, which approximated market value.

On February 15, 2011, all investments held by the Company in the Preservation Trust were transferred into the Invesco Stable Value Retirement Fund (“Retirement Trust”).  The Retirement Trust is a collective trust which invests the majority of its assets in the Invesco Stable Value Trust (“Stable Value Trust”) and synthetic investment contracts (“SICs”).  The Stable Value Trust invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, SICs issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan is invested in the Stock Fund, a unitized fund that includes shares of the Company’s common stock, which is valued at the quoted market price, and may also include interest-earning cash for pending

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED — (Continued)

transactions and accruals for income earned and benefits payable. The value of the Company’s common stock was $15.22 and $20.48 per share as of December 31, 2011 and 2010, respectively, which represented the quoted market price of CBRE Group common stock as of those dates.  The Stock Fund held 1,259,748 and 1,193,254 shares of common stock of CBRE Group, with a cost basis of $14,858,484 and $14,566,605, as of December 31, 2011 and 2010, respectively.  During the years ended December 31, 2011 and 2010, the Plan did not earn any dividend income related to the investment in the Stock Fund.

Net (depreciation) appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses of the Plan’s investment funds are paid by the investment funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.  A portion of the management fees and operating expenses for certain investment funds are returned to the Plan to pay administrative expenses, which is commonly referred to as revenue sharing.

Notes Receivable from Participants—Participant loans are valued at amortized cost, which represents the unpaid principal balance plus interest accrued on participant loans.

Payment of Benefits—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities, including mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and accompanying notes.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

3.                      FAIR VALUE MEASUREMENTS

The “Fair Value Measurements and Disclosures” Topic of the FASB ASC (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.  This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.  The three levels of inputs used to measure fair value are as follows:

•            Level 1 - Quoted prices in active markets for identical assets and liabilities.

•            Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED — (Continued)

assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•            Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

There were no significant transfers in and out of Level 1 and Level 2 during the years ended December 31, 2011 and 2010.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	December 31, 2011
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$181,958,465	$—	$—	$181,958,465
Balanced funds	150,252,496	—	—	150,252,496
Blended funds	111,952,611	—	—	111,952,611
Money market fund	54,092,799	—	—	54,092,799
Value funds	43,453,043	—	—	43,453,043
International funds	40,670,504	—	—	40,670,504
Intermediate-term bond fund	37,600,566	—	—	37,600,566
CBRE Stock Fund	19,333,102	—	—	19,333,102
Common/collective trusts	—	168,032,088	—	168,032,088
Life insurance policies	—	598,378	—	598,378
Total	$639,313,586	$168,630,466	$—	$807,944,052

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED — (Continued)

	December 31, 2010
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$189,727,918	$—	$—	$189,727,918
Balanced funds	138,678,471	—	—	138,678,471
Blended funds	104,821,180	—	—	104,821,180
Money market fund	49,713,201	—	—	49,713,201
Value funds	42,645,270	—	—	42,645,270
International funds	41,333,615	—	—	41,333,615
Intermediate-term bond fund	34,393,476	—	—	34,393,476
CBRE Stock Fund	24,437,041	—	—	24,437,041
Common/collective trusts	—	169,616,306	—	169,616,306
Life insurance policies	—	624,569	—	624,569
Total	$625,750,172	$170,240,875	$—	$795,991,047

The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded	Redemption	Redemption
	2011	2010	Commitment	Frequency	Notice Period

Merrill Lynch Equity Index Trust Tier 13	$99,160,236	$99,058,909	$—	Daily	None

4.                      INVESTMENTS

The following investments as of December 31, 2011 and 2010 represent 5% or more of the Plan’s net assets available for benefits:

	2011		2010

Merrill Lynch Equity Index Trust Tier 13	$99,160,236		$99,058,909
Invesco Stable Value Retirement Fund	68,871,852		—
American Funds Growth Fund of America	62,956,429		68,661,769
Bank of America Merrill Lynch Money Market Account	54,092,799		49,713,201
Blackrock Equity Dividend Fund	53,340,712		48,396,956
The Oakmark Equity & Income Fund	52,097,774		52,064,535
Vanguard Target Retirement 2025 Fund	44,445,737		42,051,187
American Europacific Growth Fund	38,144,269	*	43,358,201
Merrill Lynch Retirement Preservation Trust	—		70,557,397

*          This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011.  Included for comparative purposes.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED — (Continued)

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2011	2010

Mutual funds	$(31,481,389)	$45,910,142
CBRE Stock Fund	(6,348,199)	8,256,482
Common/collective trusts	1,974,249	19,102,772
Life insurance policies	(1,439)	1,377

Net (depreciation) appreciation of investments	$(35,856,778)	$73,270,773

5.                      LIFE INSURANCE POLICIES

When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the assets transferred consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”).  These policies are owned by CBRE Services, as trustee, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction.  Premiums are paid out of the cash surrender value of the specific insured’s insurance policy.  Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered.  These contracts are fully allocated to the insured participant’s rollover account.  Therefore, these contracts are included at cash surrender value with Plan assets in the accompanying financial statements.  These policies had a face value of $5,100,000 and $5,350,000 as of December 31, 2011 and 2010, respectively.

6.                      NON-DISCRIMINATION TESTING

During the years ended December 31, 2011 and 2010, the Plan Sponsor was informed that the Plan did not pass the IRC Section 401(k) Non-Discrimination for Employee Deferrals test.  In order to correct the noncompliance, the Plan refunded excess contributions in the amount of $758,091 and $561,504 to participants in March of 2012 and March and June of 2011, respectively.

7.                      EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are funds managed by the Plan’s trustee and custodian, or its affiliates.  As a result, these transactions qualify as exempt party-in-interest transactions.  In addition, the Plan’s investment in the Stock Fund represents shares of stock in CBRE Group, of which CBRE Services, the Plan’s sponsor, is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.

8.                      ADMINISTRATIVE EXPENSES

The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses.  Many of the Plan’s administrative expenses, including the fees of the recordkeeper and trustee, are paid by the Plan, via revenue sharing (see Note 2).  A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant’s accounts.

9.                     TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 28, 2007, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED — (Continued)

management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10.             PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and, although it has not expressed any intent to do so, to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

11.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2011 and 2010, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$818,252,817	$808,479,680
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,745,291	—
Participant loans in default - deemed distributions	(913,116)	(493,503)

Net assets available for benefits per the Form 5500	$819,084,992	$807,986,177

The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2011 and 2010, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS THEN ENDED — (Continued)

2011

Net increase in assets per the financial statements	$9,773,137
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2011	1,745,291
Increase in participant loans in default - deemed distributions	(419,613)

Net increase in assets per Form 5500	$11,098,815

2010

Net increase in assets per the financial statements	$77,001,311
Reverse prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2009	(1,750,180)
Decrease in participant loans in default - deemed distributions	15,255

Net increase in assets per Form 5500	$75,266,386

*****

SUPPLEMENTAL SCHEDULE

CBRE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	American Century Mid Cap Value Fund	Mutual Fund	**	$24,616,742
	American Europacific Growth Fund	Mutual Fund	**	38,144,269
	American Funds Growth Fund Of America	Mutual Fund	**	62,956,429
	Blackrock Equity Dividend Fund	Mutual Fund	**	53,340,712
	Dreyfus Bond Market Index Basic Shares	Mutual Fund	**	37,600,566
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	39,441,884
	Oakmark Global Fund	Mutual Fund	**	34,679,468
	Oppenheimer Developing Markets	Mutual Fund	**	5,991,036
	Perkins Small Cap Value Fund	Mutual Fund	**	18,836,301
	Pimco Total Return Fund Institutional Class	Mutual Fund	**	26,918,974
	Prudential Jennison Natural Resources Fund	Mutual Fund	**	3,907,269
	RS Technology Fund	Mutual Fund	**	2,606,856
	The Oakmark Equity & Income Fund	Mutual Fund	**	52,097,774
	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	4,027,321
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	2,047,897
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	26,892,100
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	8,468,212
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	44,445,737
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	6,584,178
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	29,781,528
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	3,780,713
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	17,664,992
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	2,158,827
	Vanguard Target Retirement Income Fund	Mutual Fund	**	4,400,991
	Wells Fargo Advantage Small Cap Growth Fund	Mutual Fund	**	14,496,909

	Total Mutual Funds			565,887,685

*	Merrill Lynch Equity Index Trust Tier 13	Common/Collective Trust	**	99,160,236
*	Invesco Stable Value Retirement Fund	Common/Collective Trust	**	68,871,852

	Total Common/Collective Trusts			168,032,088

*	Bank of America Merrill Lynch Money Market Account	Money Market Fund	**	54,092,799

*	CBRE Group, Inc. Stock Fund	Common Stock	**	19,333,102

	Great-West Life & Annuity Insurance Company	Life insurance policies	**	598,378

*	Notes Receivable From Participants	Interest rates of 5.25% to 10.25% (Maturity dates from January 2012 to January 2017)	**	11,465,096

	Total Investments			$819,409,148

*                 Exempt party-in-interest

**          Cost information is not required for participant-directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.